Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

	Year ended December 31,
(in Rmb million, except ratios)	2010	2011	2012	2013	2014
Fixed charges:
Interest expense(A)	288	438	282	1,553	2,387
Capitalized interest	394	1,150	1,549	2,049	1,842
Portion of rental expense which represents interest factor(B)	—	—	—	—	—

Total Fixed charges	682	1,588	1,831	3,602	4,229

Earnings available for fixed charges:
Pre-tax income from continuing operations	72,603	92,565	90,172	80,851	82,513
Less: Share of profits from equity-accounted entities	(398)	(567)	27	(895)	(1,006)
Add: Distributed income of equity investees	147	184	90	63	153
Add: Fixed charges	682	1,588	1,831	3,602	4,229
Less: Capitalized interest net of amortization(C)	(83)	(853)	(1,003)	(1,231)	(734)
Less: Net income – noncontrolling interests	—	—	—	—	—

Total Earnings available for fixed charges	72,951	92,917	91,117	82,390	85,155

Ratio of earnings to fixed charges	106.97	58.51	49.76	22.87	20.14

Notes:

(A)	Interest expense excludes unwinding of discount on provision for dismantlement.

Finance costs	1,122	1,707	1,603	3,457	4,774
Less: unwinding of discount on provision for dismantlement	(754)	(1,312)	(1,359)	(1,904)	(2,387)
Less: Others	(80)	43	38	—	—

Interest expense	288	438	282	1,553	2,387

(B)	Interest portion of rental expense under finance leases was included in the “interest expense.” Interest portion of rental expense under operating leases was considered insignificant to the Group and thus not included in the computation.

(C)

Capitalized interest	394	1,150	1,549	2,049	1,842
Less: Others	(311)	(297)	(546)	(818)	(1,108)

Interest expense	83	853	1,003	1,231	734